UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Intellia Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45826J105

(CUSIP Number)

Scott A. Brown
General Counsel and
Chief Administrative Officer
Novartis Institutes for BioMedical Research, Inc.
250 Massachusetts Avenue
Cambridge, MA 02139
(617) 871-8000

With a copy to:

G. Scott Lesmes
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, D.C. 20006
(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,352,295

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,352,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 50,507,681 shares of Common Stock, par value $0.0001 per share, outstanding as of February 21, 2020, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on February 27, 2020.

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CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,352,295

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,352,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 50,507,681 shares of Common Stock, par value $0.0001 per share, outstanding as of February 21, 2020, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on February 27, 2020.

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Explanatory Note

This Amendment No. 3 (the “Amendment No. 3”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 11, 2016 and amended on December 14, 2017 and March 23, 2018 (the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended such that all references to Schedule I contained within Item 2 and otherwise within the Schedule 13D shall refer to the Schedule I included in this Amendment No. 3.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 4,352,295 shares of Common Stock.  Each Reporting Person has shared voting and dispositive power with the other Reporting Person.

Based on the 50,507,681 shares of the Issuer’s common stock outstanding as of February 21, 2020, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on February 27, 2020, the Common Stock held by the Reporting Persons constitutes 8.6% of the outstanding shares of Common Stock of the Issuer.

NIBRI is a wholly-owned indirect subsidiary of Novartis.  Novartis, as the parent company of NIBRI, may be deemed to beneficially own all of the shares of Common Stock held directly by NIBRI.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: March 30, 2020

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott A. Brown
	Name:	Scott A. Brown
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Daniel Weiss
	Name:	Daniel Weiss
	Title:	Authorized Signatory

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Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS INSTITUTES FOR BIOMEDICAL
RESEARCH, INC.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Director	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean emerita, vice chancellor emerita for academic affairs, Duke University School of Medicine, US; Nanaline H. Duke Professor of Pediatrics, pharmacology and cancer biology, Duke University, US	American

Ton Buechner	Director	Independent Director	Dutch

Patrice Bula	Director	Executive vice president and head of strategic business units, marketing, sales, and Nespresso, Nestle SA, Switzerland	Swiss

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor, Harvard Business School, US; Faculty Chair of the Harvard Innovation Lab, US; Senior Associate Dean for University Affairs, Harvard Business School, US	American

Elizabeth (Liz) Doherty	Director	Independent Director	British

Ann Fudge	Director	Independent Director	American

Bridgette Heller	Director	Co-founder and Chief Executive Officer, Shirley Proctor Puller Foundation, US	American

Frans van Houten	Director	Chief Executive Officer and chairman of the executive committee and the board of management, Royal Philips NV, Netherlands	Dutch

Simon Moroney, D. Phil.	Director	Independent Director	German/New Zealander

Andreas von Planta, Ph.D.	Director	Senior Counsel, Lenz & Staehelin, Switzerland	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program, Memorial Sloan-Kettering Cancer Center, US; Professor of Medicine and of Cell and Developmental Biology, Weill Cornell Graduate School of Medical Sciences, US

American

William T. Winters	Director	Chief Executive Officer and director of Standard Chartered PLC, UK	British, American

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Chief People and Organization Officer	Member of the Executive Committee; Chief People and Organization Officer	Belgian

Susanne Schaffert, Ph.D.	Member of the Executive Committee; President, Novartis Oncology	Member of the Executive Committee; President, Novartis Oncology	German

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Shannon Thyme Klinger	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	American

Richard Saynor	Member of the Executive Committee; Chief Executive Officer, Sandoz	Member of the Executive Committee; Chief Executive Officer, Sandoz	British

Marie-France Tschudin	Member of the Executive Committee; President, Novartis Pharmaceuticals	Member of the Executive Committee; President, Novartis Pharmaceuticals	Swiss

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German/Swiss

Klaus Moosmayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

John Tsai, M.D.	Member of the Executive Committee; Global Head of Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head of Drug Development and Chief Medical Officer	American

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Institutes for BioMedical Research, Inc. (“NIBR”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Institutes for BioMedical Research, Inc. and (ii) the business address of each director and executive officer for Novartis Institutes for BioMedical Research, Inc. is 250 Massachusetts Avenue, Cambridge, MA 02139, USA.

Name	Relationship to Novartis Institutes for BioMedical Research, Inc.	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors, NIBR; Chairman of the Board of Directors; Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Thomas Kendris	Director	President, Novartis Corporation; US Country President, Novartis Pharmaceuticals; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer, Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

James (Jay) Bradner, M.D.	Vice Chairman of the Board of Directors; President	Member of the Novartis AG Executive Committee; President of NIBR; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Dimitris Agrafiotis	Chief Information Officer	Chief Information Officer, NIBR	American and Greek

Silvia Arber, Ph.D.	Senior Group Leader Musculoskeletal, FMI	Senior Group Leader Musculoskeletal, FMI, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Swiss

Evan Beckman, M.D.	Global Head Translational Medicine	Global Head Translational Medicine, NIBR	American

Tewis Bouwmeester, Ph.D.	Head DAx, CBT, NIBR Site Head Switzerland	Head DAx, CBT, NIBR Site Head Switzerland, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Netherlands

Karin Briner, Ph.D.	Head, Chemistry	Head, Chemistry, NIBR	Swiss

Scott Brown	Vice President and General Counsel; Chief Administrative Officer; Secretary	Vice President and General Counsel; Chief Administrative Officer; Secretary, NIBR	American

Christian Bruns, Ph.D.	Global Head, ATI	Global Head, ATI, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Fenella Chisholm	Global Head People & Organization	Global Head People & Organization, NIBR	British

Stephen Cho, Ph.D.	Global Head, Portfolio Management	Global Head, Portfolio Management, NIBR	American

Shaun Coughlin	Global Head CVM	Global Head CVM, NIBR	American

Thierry Diagana, Ph.D.	Head NITD	Head NITD, One Health Plaza, East Hannover, NJ 07936	American

Ricardo Dolmetsch, Ph.D.	Global Head, Neuroscience	Global Head, Neuroscience, NIBR	American, British, Colombian

Glenn Dranoff, M.D.	Global Head, Exploratory Immuno-Oncology	Global Head, Exploratory Immuno-Oncology, NIBR	American

Jeffrey Engelman, M.D., Ph.D.	Oncology Disease Area Head	Oncology Disease Area Head, NIBR	American

Mairead Goetz	Global Head, NIBR SciOps	Global Head, NIBR SciOps	Irish

Philip Gotwals, Ph.D.	Global Head BD&L	Global Head BD&L, NIBR	American

Cynthia Grosskreutz, M.D., Ph.D.	Global Head Ophthalmology Diseases	Global Head Ophthalmology Diseases, NIBR,	American

Jerry Joyce	Institute Director, GNF	Institute Director, GNF, Genomics Institute of the Novartis Research Foundation, 10675 John Jay Hopkins Drive, San Diego, CA 92121	American

Michaela Kneissel, Ph.D.	Global Head Musculoskeletal	Global Head Musculoskeletal, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Austrian

En Li, Ph.D.	Head CNIBR	Head CNIBR, Novartis Shanghai Campus, 4218 Kinke Road, Pudong New Area, Shanghai, China 201203	American

Jeffrey Lockwood	Head, NIBR Communications	Head, NIBR Communications, NIBR	American

Vishal Patel, Ph.D.	Chief of Staff	Chief of Staff, NIBR	American

Thomas Pietzonka, Dr. sc. nat	Global Head Biotherapeutic and Analytical Tech	Global Head Biotherapeutic and Analytical Tech, NIBR, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Swiss

Jeffrey Porter	Head Chemical Biology and Therapeutics	Head Chemical Biology and Therapeutics, NIBR	American

Revathi Rammohan	Chief Financial Officer and Head of Research Operations; Treasurer	Chief Financial Officer and Head of Research Operations; Treasurer, NIBR	British

Dirk Schuebeler, Ph.D.	Senior Group Leader, Musculoskeletal, FMI	Senior Group Leader, Musculoskeletal, FMI, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Alice Shaw, M.D., Ph.D.	Global Head Translational Clinical Oncology	Global Head Translational Clinical Oncology, NIBR	American

Jean Silveri	Global Head R&D IP	Global Head R&D IP, NIBR	American

Fiona Spence, Ph.D.	Global Head of Preclinical Safety	Global Head of Preclinical Safety, NIBR	United Kingdom

Wendi Yajnik, Ph.D.	Global Head of Academic Partnerships and External Innovation	Global Head of Academic Partnerships and External Innovation, NIBR	American